August 22, 2011

VIA EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:  Crown Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
      File No. 0-50189

Dear Ms. Blye:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated August 11, 2011 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011.  For your convenience, the comments are included in this letter in bold face type and are followed by the applicable responses.

1.
We note from the disclosure on page 1 that you have operations is the Caribbean, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan.  In addition, we are aware of published reports that your Chairman and CEO referred to your business contacts with Syria in your quarterly earnings conference calls this year.  As you know, Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated October 19, 2007.  Your response should describe any goods and services that you have provided into Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

2.
Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Syria, and/or Sudan, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you may know, various state and municipal governments, universities and other investors has proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

As permitted by U.S. laws and regulations, non-U.S. subsidiaries of Crown sell beverage cans and closures to customers in Iran, Sudan and Syria and spare parts used in can-making equipment to a customer in Iran.  In connection with these sales, such non-U.S. subsidiaries also provide, often at no additional cost to customers, the services of technicians (none of whom are U.S. persons or employees of Crown or any U.S. subsidiary of Crown) with expertise in the sealing of beverage cans and the operation of can-making machinery.  Additionally, in 2009, a non-U.S. subsidiary sold obsolete plastic packaging manufacturing equipment to a purchaser in Sudan for approximately $200 thousand. Crown has implemented training programs and compliance policies and procedures to ensure that such sales comply with the requirements of applicable U.S. laws and regulations including those of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and that no U.S. persons facilitate sales to embargoed countries.  Neither Crown nor any of its non-U.S. subsidiaries sells any goods or services or has any contracts with any Cuban parties.

From a quantitative standpoint, sales to Iran, Sudan and Syria are not material to Crown’s results of operations.  In 2008, 2009, 2010 and the first half of 2011, Crown had net worldwide customer sales of $8.3 billion, $7.9 billion, $7.9 billion and $4.2 billion, respectively.  Sales to Iran, Sudan and Syria during these same periods were estimated to be approximately as follows:

Net Customer Sales to Iran, Sudan and Syria
(USD millions)

	2008	2009	2010	2011 Q2 YTD
Iran	$8.5	$11.1	$7.4	$9.0
Sudan	5.4	8.3	3.3	1.7
Syria	22.9	26.5	23.6	9.9

These sales accounted for a small portion of Crown’s net customer sales, as follows:

Percent of Net Customer Sales

	2008	2009	2010	2011 Q2 YTD
Iran	0.1%	0.1%	0.1%	0.2%
Sudan	0.1%	0.1%	—	—
Syria	0.3%	0.3%	0.3%	0.2%

While Crown and its subsidiaries have no tangible assets located in Iran, Sudan or Syria, at any given time Crown’s non-U.S. subsidiaries may recognize an immaterial amount of assets or liabilities related to customer receivables or performance guarantees.

From a qualitative standpoint, these sales, in Crown’s opinion, would not be deemed important by a reasonable investor in making an investment decision.  Crown does not have any offices, employees or operations in Cuba, Iran, Sudan or Syria.  The only sales to Iran, Sudan and Syria were made by non-U.S. subsidiaries, as permitted under U.S. economic sanctions and export control laws.  These sales were not, to the best of Crown’s knowledge, understanding and belief, made to the governments of Iran, Sudan or Syria, to customers controlled by the governments of Iran, Sudan or Syria or to individuals on OFAC’s Specially Designated Nationals list.  These sales consist of beverage cans and closures and can-making equipment and related spare parts which are typically used to package beverages for consumer use.  At the present time, Crown does not anticipate any changes in its operations in or contacts with Cuba, Iran, Sudan or Syria as described above.

In light of these factors, Crown does not believe that a reasonable investor would deem the insignificant amounts of products sold to customers in Iran, Sudan and Syria to be quantitatively or qualitatively important in making an investment decision or perceive any reasonable risk to Crown’s reputation or share price associated with these sales.  Further, Crown's training programs and compliance policies and procedures are designed to prevent violation of applicable law and the related potential liability to investors.  As described in your comment, Crown's Chairman and CEO has referred to Crown's business contracts with Syria in past earnings conference calls and to the best of Crown's knowledge and belief, no shareholder or potential investor has raised such transactions as a source of concern in any respect.  Crown is aware of the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism and does not believe that such divestments, if any were to occur, would have a material adverse effect on the company’s share price or its investors.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller